

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2020

W. Troy Rudd
Executive Vice President and Chief Financial Officer
AECOM
1999 Avenue of the Stars, Suite 2600
Los Angeles, CA 90067

> **Re: AECOM**
> **Form 10-K for the Fiscal Year Ended September 30, 2019**
> **Filed November 13, 2019**
> **File No. 000-52423**

Dear Mr. Rudd:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Charles Szorgot